REVLON CONSUMER PRODUCTS CORPORATION
One New York Plaza
 New York, New York 10004

October 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
 Washington, D.C. 20549

Revlon Consumer Products Corporation
Registration Statement on Form S-4 (File No. 333-214186)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Revlon Consumer Products Corporation, a Delaware corporation (the “Company”) and certain of the Company’s affiliates (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to October 31, 2016 at  3:00 p.m. Eastern time or as soon thereafter as may be practicable.

Each of the Registrants hereby acknowledges that:

●
should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

We understand that the Staff will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws of the United States as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Lawrence G. Wee or Sean D. Strasburg of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3052 or (212) 373-3926, respectively.

Sincerely,

REVLON CONSUMER PRODUCTS CORPORATION

By:	/s/ Michael T. Sheehan
	Name:	Michael T. Sheehan
	Title:	Senior Vice President, Deputy General
Counsel and Secretary

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By:	/s/ Michael T. Sheehan
	Name:	Michael T. Sheehan
	Title:	Vice President and Secretary

[Signature Page to Acceleration Request]

ELIZABETH ARDEN INVESTMENTS, LLC ELIZABETH ARDEN NM, LLC ELIZABETH ARDEN USC, LLC

By:	ELIZABETH ARDEN, INC., the sole member
/s/ Michael T. Sheehan
	Name:	Michael T. Sheehan
	Title:	Vice President and Secretary

[Signature Page to Acceleration Request]